Exhibit 99.1
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                               Continuation Sheet

Footnote

(3) Includes 2,172,349 shares held by Management Partners, 250,000 shares held by Berkley Peninsula LLC ("Berkley Peninsula") and 199,139 shares held by The Berkley Foundation. It does not include any shares held by Investment Partners because Investment Partners no longer holds any shares as a result of the distribution described above. The reporting person is the President of The Berkley Foundation and may be deemed to have beneficial ownership of the 199,139 shares of common stock of First Marblehead Corporation held by The Berkley Foundation. The reporting person is the Managing Director and sole owner of Berkley Peninsula and may be deemed to have the beneficial ownership of the 250,000 shares of common stock of First Marblehead Corporation held by Berkley Peninsula. The reporting person is the President and sole shareholder of Lake Management, Inc., which is the sole general partner of Management Partners, which is the sole general partner of Investment Partners. As such, the reporting person indirectly controls Management Partners and may be deemed to have the beneficial ownership of 2,172,349 shares held by Management Partners. The reporting person disclaims beneficial ownership of all shares of common stock owned by The Berkley Foundation, Investment Partners and Management Partners except, in each case, to the extent of any indirect pecuniary interest therein. In prior reports, the reporting person reported beneficial ownership of 5,286,154 shares held by Investment Partners.